UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at June 28, 2007

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President, COO and Director
Date: June 28, 2007

* Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL COMPLETES JUNE DIAMOND TENDER AND RECEIVES OUTSTANDING PRICES:
Receives average value of US$1,888 per carat for 2,442.81 carats sold

June 28, 2007 Vancouver, B.C. - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSXV: RDI; OTCBB: RDIAF) reports on its diamond tender sales completed on June 27, 2007 for the Wouterspan, Holpan and Klipdam operations west of Kimberley, South Africa.

The average price achieved by the Company for the sale was US$1,888 per carat as shown in the table below. The parcel of diamonds tendered included 26 stones greater than 10 carats in weight, with the largest a 48.15 carat stone from Wouterspan on the Middle Orange River ("MOR").

Consistently high prices were received for diamonds from all three of the Company's operations, with strong demand and excellent US Dollar per carat values being achieved for stones larger than 3 carats. Prices for goods below 3 carats were slightly softer than in previous tenders of 2007, though better than reserve prices were achieved on the majority of these goods.

OPERATIONS	SALES (CARATS)	AVERAGE PRICE (US$ PER CARAT)
Wouterspan	822.89	1,911
Holpan	792.62	1,914
Klipdam	827.30	1,840
TOTAL	2,442.81	1,888

Wouterspan production included six stones between 10 to 20 carats, two stones between 20 and 30 carats, and one stone in the 40 to 50 carat size range. Holpan production included three stones in the 10 to 20 carat range, two stones in the 20 to 30 carat range, and two stones in the 30 to 40 carat range.

Klipdam production included seven stones in the 10 to 20 carat range, two stones in the 20 to 30 carat range, and one stone in the 30 to 40 carat range.

At the new Makoenskloof project, located upstream of Wouterspan on the MOR, the recovery plant is undergoing commissioning Screened gravel is being processed at low rates of throughput while key plant components are tested and synchronized prior to proceeding to routine production. A large stockpile of screened gravel has been created from mining a thick sequence of gravel that was encountered less than 300 metres to the north-west of the processing and recovery plant in an area designated for the construction of a tailings disposal facility. The in-situ gravel has now been removed and forms the majority of the screened stockpile, and the tailings disposal facility has also been completed.

President and COO John Bristow noted that "the June production and tender results are particularly satisfying in respect of diamond recoveries achieved for a 29-day period spanning May and June, the overall quality of goods recovered from all the mines, and the outstanding average US Dollar prices achieved from all three operations. Extra effort devoted to the make-up of diamond parcels sold on the tender has also been positive as we have achieved better overall higher results from the sale."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.